Exhibit 99.4

Press release

WiLAN to Present at Cantor Fitzgerald Technology Conference

OTTAWA, Canada – September 16, 2014 – Top licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that the company will present at the Cantor Fitzgerald Technology Conference being held at the St. Andrew’s Club & Conference Centre, Toronto, ON. The presentation will take place on Tuesday, September 23, 2014 at 1:30 pm Eastern Time. Presenting from management will be Shaun McEwan, Chief Financial Officer.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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